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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GROUND PARTNERS INC DBA THE GROUND GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH. DC 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. KNAKAL, PRESIDENT 818-713-8000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Bonfiglio
(Name — *if individual, state last, first, middle name*)

1110 South Avenue Staten Island NY. 10314
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 10 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Partners Inc. DBA The Growth Group, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

SUBSCRIBED AND SWORN TO BEFORE ME BY Jeffrey R. Knakal THIS 19 DAY OF FEB 2003

Marla A. Showalter
NOTARY PUBLIC

Notary Public

MARLA A. SHOWALTER
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1321886
LOS ANGELES COUNTY
My Comm. Exp. Sept. 23, 2005

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

FINANCIAL STATEMENT

DECEMBER 31, 2002

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
1110 SOUTH AVENUE, 2ND FLR.
STATEN ISLAND, NEW YORK 10314
(347) 273-1444
TELEFAX (347) 273-1401
www.bonfiglioassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Growth Group
Los Angeles, Ca.

We have audited the accompanying balance sheet of The Growth Group as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Growth Group as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Thomas J. Bonfiglio
Staten Island, New York
February 18, 2003

GROWTH PARTNERS, INC dba THE GROWTH GROUP
BALANCE SHEET
DECEMBER 31, 2002

Current Assets		
Cash	12,953	
Total Current Assets	12,953	
TOTAL ASSETS		**12,953**
Current Liabilities	0	
Total Liabilities	0	
Equity		
Paid in Capital	381,023	
Retained Earnings	(368,070)	
Total Equity	12,953	
Total Liabilities & Equity		**12,953**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Income	
Sales	34,500
Total Income	34,500
Gross Profit	34,500
General & Administrative Expenses	
(See Schedule A)	(69,445)
Net Income (Loss)	**(34,955)**

SCHEDULE A

G&A Expenses		
Consultant	413	
Credit Card Fees	265	
Postage	1,611	
Entertainment	4,141	
Other Transportation Expenses	2,748	
Information & Research	3,510	
License & Fees	976	
Employee Benefits	5,507	
Professionals Fees	2,925	
Rent	24,646	
Taxes Paid	1,162	
Telephone	5,030	
Travel	8,303	
Printing	2,944	
Supplies & Maintenance	5,274	
Total G & A		**69,455**

See Auditor's Report

GROWTH PARTNERS,INC. dba THE GROWTH GROUP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flow From Operating Activities	
Net Income	(34,955)
Cash Flow From Financing Activities	
Distribution Paid	(0)
Increase in Capital	36,000
Total Cash Flow - Financing Activity	36,000
Net Increase in Cash	**1046**
Cash: Beginning of Period	**11,907**
Cash: End of Period	**12,953**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	December 31, 2001	Changes	December 31, 2002
Paid in Capital	345,023	36,000	381,023
Retained Earnings	(333,116)	(34,955)	(368,071)
Total Equity	**11,907**	**1045**	**12,953**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

1.) Total Ownership Equity	12,953
2.) Deduct: Ownership Equity Not Allowable	0
3.) Total Ownership Equity for Net Capital	**12,953**
4.) Additions: (Subordinated liabilities, other deductions, etc.)	0
5.) Total Capital	**12,953**
6.) Deduction and/or Charges	0
7.) Other Additional and Credits	0
8.) Net Capital (before haircuts)	**12,953**
9.) Haircuts	0
10.) Net Capital	**12,953**
11.) Minimum Net Capital Required (Aggregate Indebtedness)	0
12.) Minimum Net Capital Requirement	5,000
13.) Net Capital Requirement (greater of line 11 or 12)	5,000
14.) Excess Net Capital (line 10 less 13)	7,953
15.) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**12,953**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL DIFFERENCES

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding Unaudited Part II and Part 11A.

As such, no reconciliation is need or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL INADEQUACIES

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."